UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 9)*

BBVA Banco Francés S.A.

(Name of Issuer)

Ordinary Shares

(Title of Class of Securities)

07329M100

(CUSIP Number)

Antonio Joaquin Borraz Peralta

Authorized Representative of

Banco Bilbao Vizcaya Argentaria, S.A.

Calle Azul, 4

28050 Madrid

Spain 011-34-91-374-8325

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

July 24, 2017

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box:   ☐.

Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 07329M100	13D	Page 1 of 9

1	NAMES OF REPORTING PERSONS Banco Bilbao Vizcaya Argentaria, S.A.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Kingdom of Spain
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER(1) 407,735,359
	8	SHARED VOTING POWER Not applicable
	9	SOLE DISPOSITIVE POWER(1) 407,735,359
	10	SHARED DISPOSITIVE POWER Not applicable
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON(1) 407,735,359
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 75.95%
14	TYPE OF REPORTING PERSON BK, HC, CO

(1)	Banco Bilbao Vizcaya Argentaria, S.A. holds directly 244,870,968 ordinary shares of BBVA Banco Francés S.A. (45.61% of the total ordinary shares of BBVA Banco Francés S.A. prior to the Offering (as defined in Item 4 below)). In addition, Banco Bilbao Vizcaya Argentaria, S.A. holds indirectly through (i) its wholly-owned subsidiary BBV América, S.L., 160,060,144 ordinary shares of BBVA Banco Francés S.A. (29.81% of the total ordinary shares of BBVA Banco Francés S.A. prior to the Offering); (ii) its wholly-owned subsidiary Corporación General Financiera, S.A., 2,520,509 ordinary shares of BBVA Banco Francés S.A. (0.47% of the total ordinary shares of BBVA Banco Francés S.A. prior to the Offering); and (iii) its wholly-owned subsidiary Ciervana, S.L., 283,738 ordinary shares of BBVA Banco Francés S.A. (0.05% of the total ordinary shares of BBVA Banco Francés S.A. prior to the Offering).

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Banco Bilbao Vizcaya Argentaria, S.A. (“BBVA”) hereby amends and supplements its Report on Schedule 13D, originally filed on October 17, 1996 (as heretofore amended and supplemented, the “Schedule 13D”) with respect to BBVA Banco Francés S.A. ( “BBVA Francés”). This amendment is hereinafter referred to as the “Amendment”. References in this Amendment to the ordinary shares or Shares of BBVA Francés held by BBVA refer to the ordinary shares of BBVA Francés that are held by BBVA both directly and indirectly.

Item 1.	Security and Issuer

This Amendment relates to the ordinary shares, par value Ps.1.00 per share, including in the form of American Depositary Shares, each ADS representing the right to receive three ordinary shares, of BBVA Francés (the “Shares”), a corporation organized under the laws of the Republic of Argentina. The address of its principal executive offices is Av. Córdoba 111 (C1054AAA) Buenos Aires, Republic of Argentina.

Item 2.	Identity and Background.

Item 2 of the Schedule 13D is hereby amended and supplemented by the following information:

This Amendment is filed by BBVA, a corporation organized under the laws of the Kingdom of Spain. The principal business address for, and address of the principal office of, BBVA is Calle Azul 4, 28050 Madrid, Spain. BBVA is the head of a diversified international financial group, with strengths in the traditional banking businesses of retail banking, asset management, private banking and wholesale banking.

Set forth in Annex A hereto is the following information required by Item 2 with respect to each executive officer and director of BBVA: (a) name, (b) residence or business address, (c) present principal occupation or employment and name, principal business and address of any corporation or other organization in which such occupation or employment is conducted, and (d) citizenship. Annex A is incorporated herein by reference.

During the last five years, BBVA has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) and has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, U.S. federal or state securities laws or finding any violation with respect to such laws.

During the last five years, to the best of BBVA’s knowledge, none of the persons listed on Annex A hereto has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, U.S. federal or state securities laws or finding any violation with respect to such laws.

To the best of BBVA’s knowledge, no shareholder controls BBVA.

Item 3.	Source and Amount of Funds or Other Consideration.

Item 3 of the Schedule 13D is hereby amended and supplemented by the following information:

In October 2009, BBVA received 49,380,477 Shares as a result of the distribution of share dividends approved by BBVA Francés’ shareholders meeting of March 27, 2009.

In July 2011, as a result of the merger by absortion of Consolidar Comercializadora, S.A. (a wholly-owned subsidiary of BBVA) into BBVA Francés, BBVA received 516,544 Shares.

In April 2012, as a result of the merger by absortion of Otar, S.A. (a wholly-owned subsidiary of BBVA) into BBVA Francés, BBVA received 50,388,320 Shares.

Item 4.	Purpose of Transaction.

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Item 4 of the Schedule 13D is hereby amended and supplemented by the following information:

On June 30, 2017, BBVA Francés filed with the SEC a preliminary prospectus in respect of a proposed offering of up to 82,608,696 Shares, which offering was subsequently reduced to 66,000,000 Shares (the “Offering”) . Under Argentine law, the existing shareholders of BBVA Francés were entitled to preemptive and accretion rights to subscribe for Shares in the Offering to the extent provided in Argentine law. BBVA decided not to exercise the preemptive and accretion rights to subscribe for Shares in the Offering attributable to Banco Bilbao Vizcaya Argentaria, S.A. and BBV América, S.L. As a result of the Offering, which closed on July 24, 2017, BBVA’s aggregate ownership interest in BBVA Francés is 67.63% (and will be 66.55% if the Shares subject to the international underwriters’ option to purchase additional Shares are fully subscribed pursuant to the Offering). BBVA Securities Inc., a wholly-owned subsidiary of BBVA, was one of the underwriters in the Offering.

BBVA intends to review its holdings in BBVA Francés on a continuing basis and, depending upon the price and availability of the Shares, subsequent developments affecting BBVA Francés, the business prospects and financing needs of BBVA Francés, general stock market and economic conditions, tax considerations and other factors deemed relevant, may consider increasing or decreasing its investment in BBVA Francés. For example, BBVA may elect not to participate in any subsequent offering by BBVA Francés. As part of this ongoing review, BBVA Francés has engaged and/or may in the future engage, legal and financial advisors to assist it in such review and in evaluating strategic alternatives that are or may become available with respect to its holdings in BBVA Francés.

Except as set forth in this Amendment, BBVA does not have any plan or proposals that relate to or would result in any of the transactions described in subparagraphs (a) through (j) of Item 4 of Schedule 13D.

Item 5.	Interest in Securities of the Issuer.

The response set forth in Item 5 of the Schedule 13D is hereby amended and supplemented by the following information:

(a) The information in rows (11) and (13) of the cover pages to this Amendment are hereby incorporated by reference.

(b) The information in rows (7) through (10) of the cover pages to this Amendment are hereby incorporated by reference.

(c) Neither BBVA, nor, to the best of its knowledge, any persons named in Item 2 above, has effected, during the 60 days preceding the date of this Amendment, any transaction in the Shares.

(d) No other person is known by BBVA to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Shares beneficially owned by BBVA as provided for herein.

(e) Not applicable.

Item 6.	Contracts, Agreements, Understandings or Relationships with Respect to Securities of the Issuer.

The response set forth in Item 6 of the Schedule 13D is hereby amended and supplemented by the following information:

On June 30, 2017, Banco Bilbao Vizcaya Argentaria, S.A. and BBV América, S.L. entered into a preemptive and accretion rights assignment agreement (acuerdo de cesión de derechos de preferencia y de acrecer) (the “Assignment Agreement”), assigning to BBVA Francés Valores S.A., acting as agent for the underwriters and the Argentine placement agent in the Offering, their preemptive and accretion rights in respect of the Shares to be issued pursuant to the Offering.

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Item 7.	Material to be Filed as Exhibits.

Item 7 is amended to add the following exhibits:

Exhibit 99.1	Assignment Agreement.

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SIGNATURE

After reasonable inquiry and to the best knowledge and belief of the undersigned, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: July 25, 2017

Banco Bilbao Vizcaya Argentaria, S.A.

By:	/s/ Antonio Joaquin Borraz Peralta
	Name:	Antonio Joaquin Borraz Peralta
	Title:	Authorized Representative of Banco Bilbao Vizcaya Argentaria, S.A.

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Annex A

DIRECTORS AND EXECUTIVE OFFICERS OF BBVA

The directors and executive officers of BBVA as of the date hereof are set forth below. The business address of each director or executive officer is that of BBVA (Calle Azul 4, 28050 Madrid, Spain). BBVA is the head of a diversified international financial group, with strengths in the traditional banking businesses of retail banking, asset management, private banking and wholesale banking. Unless noted otherwise, each of the named individuals is a citizen of the Kingdom of Spain. To the best of BBVA’s knowledge, none of the directors and executive officers listed below own Shares of BBVA Francés.

DIRECTORS OF BBVA	PRESENT PRINCIPAL OCCUPATION

Francisco González Rodríguez	Group Executive Chairman of BBVA; Director of Grupo Financiero BBVA Bancomer, S.A. de C.V. and BBVA Bancomer S.A., Institución de Banca Múltiple, Grupo Financiero BBVA Bancomer.

Carlos Torres Vila	Chief Executive Officer of BBVA. Chairman of the Technology and Cybersecurity Committee. Director of Grupo Financiero BBVA Bancomer, S.A. de C.V. and BBVA Bancomer S.A., Institución de Banca Múltiple, Grupo Financiero BBVA Bancomer.

Tomás Alfaro Drake	Independent Director of BBVA. Chairman of the Appointments Committee of BBVA. Director of Internal Development and Professor in the Finance department of Universidad Francisco de Vitoria.

José Miguel Andrés Torrecillas	Lead Independent Director of BBVA. Chairman of the Audit and Compliance Committee of BBVA.

José Antonio Fernández Rivero	External Director of BBVA.

Sunir Kumar Kapoor*	Independent Director of BBVA. Independent consultant to various leading companies in the technology sector, such as cloud infrastructures or data analysis.

Belén Garijo López	Independent Director of BBVA. Chairman of the Remuneration Committee of BBVA. Member of the Executive Board of Merck Group and CEO of Merck Healthcare, member of the Board of Directors of L’Oréal and Chair of the International Executive Committee of PhRMA, ISEC (Pharmaceutical Research and Manufacturers of America).

José Manuel González-Páramo Martínez-Murillo	Executive Director of BBVA, and Head of BBVA’s Global Economics, Regulation and Public Affairs. Chairman of European DataWarehouse GmbH.

Carlos Loring Martínez de Irujo	External Director of BBVA.

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Lourdes Máiz Carro	Independent Director of BBVA.

José Maldonado Ramos	External Director of BBVA.

Juan Pi Llorens	Independent Director of BBVA. Chairman of the Risks Committee.

Susana Rodríguez Vidarte	External Director of BBVA. Professor of Strategy at the Faculty of Economics and Business Sciences at Universidad de Deusto.

* Citizen of United States of America.

EXECUTIVE OFFICERS OF BBVA	PRESENT PRINCIPAL OCCUPATION

Francisco González Rodríguez	Executive Chairman of BBVA; Director of Grupo Financiero BBVA Bancomer, S.A. de C.V. and BBVA Bancomer S.A., Institución de Banca Múltiple, Grupo Financiero BBVA Bancomer.

Carlos Torres Vila	Chief Executive Officer of BBVA. Chairman of the Technology and Cybersecurity Committee. Director of Grupo Financiero BBVA Bancomer, S.A. de C.V. and BBVA Bancomer S.A., Institución de Banca Múltiple, Grupo Financiero BBVA Bancomer.

José Manuel González-Páramo Martínez-Murillo	Executive Director of BBVA, and Head of BBVA’s Global Economics, Regulation and Public Affairs. Chairman of European DataWarehouse GmbH.

Eduardo Arbizu Lostao	Head of Legal & Compliance of BBVA.

Domingo Armengol Calvo	General Secretary of BBVA.

Juan Asúa Madariaga	Head of Corporate & Investment Banking of BBVA.

Ricardo Forcano García	Head of Talent & Culture of BBVA.

Ricardo Gómez Barredo	Head of Accounting & Supervisors of BBVA.

Ricardo Enrique Moreno García	Head of Engineering of BBVA.

Eduardo Osuna Osuna*	Mexico Country Manager of BBVA and General Manager of BBVA Bancomer.

Cristina de Parias Halcón	Spain Country Manager of BBVA.

Francisco Javier Rodríguez Soler	Head of Strategy & M&A of BBVA.

Jaime Sáenz de Tejada Pulido	Head of Finance of BBVA.

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Jorge Sáenz-Azcúnaga Carranza	Head of Country Monitoring of BBVA.

José Luis de los Santos Tejero	Head of Internal Audit of BBVA.

Rafael Salinas Martínez de Lecea	Head of Global Risk Management of BBVA.

Derek Jensen White**	Head of Customer Solutions of BBVA.

Ricardo Enrique Moreno García***	Head of Engineering of BBVA.

David Puente Vicente	Head of Data of BBVA.

*	Citizen of Mexico.
**	Citizen of United States of America.
***	Citizen of Argentina

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